UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42440

NETCLASS TECHNOLOGY INC

Unit 11-03, ABI Plaza

11 Keppel Road

Singapore 089057

+65 91821823

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

As previously disclosed in the Form 6-K furnished on September 15, 2025, NETCLASS TECHNOLOGY INC, a Cayman Islands exempted company (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an investor (the “Investor”) on August 31, 2025, relating to the issuance and sale of 1,500,000 Class A ordinary shares (the “Purchased Shares), par value $0.00025 per share, of the Company, at $1.60 per share for a total purchase price of $2,400,000 (the “Transaction”).

The Transaction closed on November 13, 2025. The Purchased Shares were issued at the closing.

The issuance of the Purchased Shares was not registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. The Purchased Shares was issued in a private placement exempt from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) thereof, and Regulation D promulgated thereunder and/or Regulation S promulgated thereunder. The Investor has represented that it is either (i) an “accredited investor” under Regulation D or (ii) not a “U.S. Person” under Regulation S, and has completed the required certification.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

A copy of the press release related to the closing of the Transaction entitled “NETCLASS TECHNOLOGY INC Announces Closing of $2.4 Million Private Placement (PIPE) Financing” is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 2, 2025 (Registration No. 333-286348).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - NETCLASS TECHNOLOGY INC Announces Closing of $2.4 Million Private Placement (PIPE) Financing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: November 14, 2025	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer

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